FORM T-1

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

Statement of Eligibility Under
the Trust Indenture Act of 1939 of a Corporation
Designated to Act as Trustee

_________________

Check if an application to determine eligibility of a trustee pursuant to Section 305(b)(2) ____

ZIONS FIRST NATIONAL BANK
(Exact name of trustee as specified in its charter)

87-0189025
(I.R.S. Employer Identification No.)

One South Main, Salt Lake City, Utah > (Address of principal executive offices)	84111 (Zip code)

Zions First National Bank 10 East South Temple, 5th Floor Salt Lake City, Utah 84133 Attn: Robert A. Goodman (801) 524-4632 (Name, address and telephone number of agent for service) _________________

NELNET STUDENT LOAN FUNDING, LLC
(Exact name of registrant as specified in its charter)

DELAWARE
(State or other jurisdiction of
incorporation or organization)

75-2997993
(I.R.S. Employer Identification No.)

3015 S. Parker Road, Suite 400 Aurora, Colorado 80014-2906	NELNET STUDENT LOAN TRUST 2004-3
(Issuer of Notes)

DELAWARE
(State or other jurisdiction of
incorporation or organization)

51-6555106
(I.R.S. Employer Identification No.)

3015 S. Parker Road, Suite 400 Aurora, Colorado 80014-2906
(Address, including zip code, of Registrant’s principal executive offices) Student Loan Asset-Backed Notes (Title of the indenture securities)

1.	General Information. Furnish the following information as to the trustee —
(a)	Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency, Washington D.C.Federal
Deposit Insurance Corporation, Washington D.C.
The Board of Governors of the Federal Reserve System, Washington D.C.

	(b)	Whether it is authorized to exercise corporate trust powers. Yes.
2.	Affiliations with Obligor. If the obligor is an affiliate of the trustee, describe each such affiliation. No such affiliation exists with the Trustee, Zions First National Bank.
Item 3 – Item 15 are not applicable because to the best of the Trustee’s knowledge the obligor is not in default under any Indenture for which the Trustee acts as Trustee.
16.	List of Exhibits. List below all exhibits filed as a part of this statement of eligibility.
	1.	Articles of Association of Zions First National Bank.(1)
	2.	Certificate of Authority of Zions First National Bank to Commence Business.(1)
	3.	Authorization of the trustee to exercise corporate trust powers.(1)
	4.	Bylaws of Zions First National Bank.(1)
	5.	Not Applicable.
	6.	Consents of Zions First National Bank required by Section 321(b) of the Act.(2)
	7.	Latest Report of Condition of Zions First National Bank.(2)
	_______________ (1)	Incorporated by reference to the exhibit of the same number to the Form T-1 filed with registration statement number 333-08929.
	(2)	Attached.

SIGNATURE

        Pursuant to the requirements of the Trust Indenture Act of 1939, the trustee, Zions First National Bank, a national banking association organized under the laws of the United States, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the city of Salt Lake City, and State of Utah, on the 29th day of June 2004.

ZIONS FIRST NATIONAL BANK
By /s/ Kay B. Hall Name: Kay B. Hall Title: Chief Financial Officer